FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

On December 17, 2011, Martin Marietta Materials, Inc. issued the following press release regarding a letter sent from C. Howard Nye to Vulcan Materials Company’s Board of Directors on December 17, 2011.

MARTIN MARIETTA MATERIALS, INC. SENDS LETTER TO BOARD OF DIRECTORS OF

VULCAN MATERIALS COMPANY

RALEIGH, NORTH CAROLINA, December 17, 2011 – Martin Marietta Materials, Inc. (NYSE: MLM) today announced that it has delivered a letter to the Board of Directors of Vulcan Materials Company (NYSE: VMC). The full text of the letter is below:

December 17, 2011

Vulcan Materials Company Board of Directors

c/o Mr. Donald M. James

Chairman and Chief Executive Officer

Vulcan Materials Company

1200 Urban Center Drive

Birmingham, Alabama 35242

Dear Vulcan Materials Company Board of Directors:

I am writing to you, the Board of Directors of Vulcan Materials Company (“Vulcan”), regarding the proposal Martin Marietta Materials, Inc. (“Martin Marietta”) announced on December 12, 2011 to combine with Vulcan. In part the purpose of this letter is to provide you with additional context regarding our views on the combination as you are considering our proposal. In addition, I am quite concerned that Vulcan’s position as presented in the court papers filed by Vulcan late on Friday in the Superior Court of New Jersey seriously mischaracterizes the transaction we have proposed and rejects it even though, according to the papers, Vulcan’s Board of Directors has not taken a public position on Martin Marietta’s proposal.

Statements in Vulcan’s New Jersey court papers that our proposal is an attempt “to snatch Vulcan for the lowest possible price and on [Martin Marietta’s] own terms”, and is “burdened … with a bevy of conditions that make…any closing unrealistic” are simply inaccurate. The offer we announced on December 12th gives Vulcan shareholders the means to realize the substantial benefits resulting from a combination of our two companies. The sole meaningful obstacle would be Vulcan Board opposition if the Board chooses that path. On that point, the court papers state that “the approval of Vulcan’s board of directors …has no likelihood of being satisfied any time in the foreseeable future, if ever.” (Emphasis added.) This is a remarkable statement on behalf of a Board of Directors that purportedly has not taken a public position on our proposal. If true, this acknowledged predetermination by the Vulcan board to refrain from engaging in meaningful discussions with Martin Marietta clearly is contrary to the best interests of Vulcan and its shareholders. Indeed, it seems likely that a prolonged process would destroy value for Vulcan shareholders, who could lose the opportunity to receive much earlier or completely an up-front premium, reinstatement of a meaningful dividend, and the transformation of their investment in Vulcan into a 58% stake in a combined company that is decidedly stronger – financially, operationally and strategically.

As to our views on the combination, in developing our proposal to combine the businesses of Martin Marietta and Vulcan, we carefully considered many factors from the standpoint of the shareholders of both companies. We recognized that our proposed transaction must be value-enhancing both to the Vulcan shareholders and the Martin Marietta shareholders.

The exchange ratio of 0.50 of a Martin Marietta share for each Vulcan share, and the resulting 58% / 42% equity split between Vulcan’s and Martin Marietta’s shareholders in the combined company, reflect the value contributed by each company. We believe the combination on the terms proposed presents a compelling value-enhancing opportunity for the shareholders of both companies. This combination is a rare opportunity and, unless evidence of additional value is presented by Vulcan, is one that both companies should pursue on the terms proposed.

As we have repeatedly said, our strong preference is to negotiate an agreement with Vulcan that will benefit both sets of shareholders. We are not dissuaded by what may be intemperate rhetoric of litigation. We look forward to your response and to commencing discussions in order to effect this compelling, value-enhancing opportunity.

Sincerely,

C. Howard Nye

President and Chief Executive Officer

As previously announced, on December 12, 2011, Martin Marietta commenced an exchange offer to effect a business combination with Vulcan that would create a U.S.-based company that is the global leader in construction aggregates with a footprint reaching across North America. As of December 9, 2011, the last trading day prior to the offer, the combined market capitalization was $7.7 billion and the combined total enterprise value was $11.4 billion. The combined mineral reserves of the two companies would be 28 billion tons.

Under the terms of the exchange offer, each outstanding share of Vulcan will be exchanged for 0.50 Martin Marietta shares. The offer represents a premium for Vulcan shareholders of 15% to the average exchange ratio based on the closing share prices for Vulcan and Martin Marietta during the 10-day period ended December 9, 2011 and 18% to the average exchange ratio based on the closing share prices for

Vulcan and Martin Marietta during the 30-day period ended December 9, 2011. Martin Marietta also intends to maintain the dividend for the combined company at Martin Marietta’s current rate of $1.60 per Martin Marietta share annually, or the equivalent of $0.80 per Vulcan share annually, based on the proposed exchange ratio. This dividend rate is 20 times Vulcan’s current level.

Martin Marietta’s financial advisors in connection with the proposed transaction are Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, and its legal counsel is Skadden, Arps, Slate, Meagher & Flom LLP.

Cautionary Note Regarding Forward-Looking Statements

This press release may include “forward-looking statements.” Statements that include words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta’s control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan’s willingness to accept Martin Marietta’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta’s ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; a downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta’s existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta’s and Vulcan’s long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta’s dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta’s leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta’s and/or Vulcan’s tax rate; violation of Martin Marietta’s debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta’s or Vulcan’s indebtedness; downward pressure on Martin Marietta’s or Vulcan’s common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta’s and Vulcan’s filings with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC. Any forward-looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

This press release relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that Martin Marietta has filed or may file with the SEC if and when they become available because they contain or will contain important information.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). Investors and security holders are urged to read the Vulcan Meeting Proxy Statement and the Martin Marietta Meeting Proxy Statement and other relevant materials if and when they become available because they will contain important information. All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, certain of its directors and officers and the individuals expected to be nominated by Martin Marietta for election to Vulcan’s Board of Directors may be deemed participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta and certain of its directors and officers may be deemed participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about Martin Marietta and Martin Marietta’s directors and officers, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Registration Statement. Information about any other participants, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta may file with the SEC in connection the foregoing matters, as applicable.

About Martin Marietta

Martin Marietta Materials, Inc. is the nation’s second largest producer of construction aggregates and a producer of magnesia-based chemicals and dolomitic lime. For more information about Martin Marietta Materials, Inc., refer to the Corporation’s website at www.martinmarietta.com.

Contacts

Anne Lloyd

Executive Vice President, Chief Financial Officer and Treasurer

Martin Marietta Materials, Inc.

(919) 788-4367

Investor.relations@martinmarietta.com

Media:
Mark Semer / Andrea Calise	Andrew Siegel / Jamie Moser
Kekst and Company	Joele Frank, Wilkinson Brimmer Katcher
(212) 521-4800	(212) 355-4449
mark-semer@kekst.com andrea-calise@kekst.com

Investors:

Tom Ball / Joe Mills

Morrow & Co. LLC

(203) 658-9400

exchangeofferinfo@morrowco.com

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